Exhibit 1
For Immediate Release

Pointer Telocation to hold 100% of the issued share
capital of Pointer do Brasil Comercial S.A.

Rosh HaAyin, Israel September 17, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today that it has entered into a definitive agreement with Bracco do Brasil Empreendimentos e Participações Ltda. ("Bracco") to acquire 51.2% of the issued share capital of Pointer do Brasil Comercial S.A. ("Pointer Brazil"). Following the completion of the transaction Pointer will hold 100% of the issued share capital of Pointer Brazil.

The closing of the transaction is expected to take place in October 2013.

In consideration for the shares Pointer will pay to Bracco approximately US$ 4.3 million in cash, for which it is to receive financing from banks, and shall repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately US$ 1.2 million.

Commenting on the agreement, David Mahlab, Pointer’s CEO said: “We are happy to announce the signing of the agreement to acquire 51.2% of Pointer Brazil and turning it into a wholly owned subsidiary. This accretive acquisition is in line with our strategic goal for international growth. We established Pointer Brazil with local partners in 2009 and we expect the acquisition will increase Pointer’s revenues as well as improve our results. This acquisition is a proof of Pointer's trust in our Latin America business” concluded Mr. Mahlab.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.
For more information: http://www.pointer.com

About Pointer Brazil:
Pointer Brazil was established in 2009 and has become a leading Telematics service provider offering advanced solutions for fleet and asset management applications. Pointer Brazil provides end to end services for a wide range of applications including fleet performance monitoring, Track & Trace, stolen vehicle recovery, driver safety & ECO driving, mobile assets security & inventory management etc.  Through these services, Pointer Brazil aims to deliver improved fleet operations efficiency, increased productivity, reduced maintenance costs and remote control of valuable mobile assets to its customers.
Pointer Brazil's diverse customer base ranges from small truck fleets of 5-10 vehicles to cross country logistics, transportation and utility fleets of over 2000 vehicles.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com